Exhibit 12.1

Chattem, Inc.

Ratio of Earnings to Fixed Charges

	For the Year Ended November 30,
	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations	$30,170	$35,593	$2,154	$53,010	$69,290
Fixed charges	21,359	20,488	15,157	13,963	11,895

Total earnings	$51,529	$56,081	$17,311	$66,973	$81,185

	2002	2003	2004	2005	2006
FIXED CHARGES:
Interest expense	$21,292	$20,431	$15,049	$13,814	$11,725
Interest component of operating leases	67	57	108	149	170

Total fixed charges	$21,359	$20,488	$15,157	$13,963	$11,895

Ratio of earnings to fixed charges	2.4	2.7	1.1	4.8	6.8